OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response..... 12.00	

|||||||| 02018479 ||||||||

SECURITIES ... **SION**
W

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2002
340

SEC FILE NUMBER

8-35136

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2001___ AND ENDING 12/31/2001
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AVM, L.P.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 SOUTH AUSTRALIAN AVENUE SUITE 600
(No. and Street)

WEST PALM BEACH,	FLORIDA	33401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID S. MAURONER   (561)655-5885
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, LLP
(Name — if individual, state last, first, middle name)

1601 FORUM PLACE, SUITE 904	WEST PALM BEACH	FLORIDA	33401
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED

APR 15 2002

THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ DAVID S. MAURONER _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ AVM, L.P. _____, as of _____ DECEMBER 31, _____, 2001 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CUSTOMER PAYABLES INCLUDES $7,498,978 GENERAL PARTNERS" CREDIT BALANCES

JULIE A. MCCAFFREY
MY COMMISSION EXPIRES
June 19, 2004
#CC 946842
Bonded thru
Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

_____
Signature

CFO
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BDO Seidman, LLP
Accountants and Consultants

Centurion Plaza
1601 Forum Place, Suite 904
West Palm Beach, Florida 33401-2122
Telephone: (561) 688-1600 Fax: (561) 688-1848

Independent Auditors' Report

To the Partners
AVM, L.P.
West Palm Beach, Florida

We have audited the accompanying statement of financial condition of AVM, L.P., an Illinois limited partnership, as of December 31, 2001. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of AVM, L.P. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

January 31, 2002

Certified Public Accountants

5



Cooperation, Collaboration, Concentration, Communication SM

Assets

Cash	$ 18,197,205
Cash, segregated in special reserve account for the exclusive benefit of customers	12,090,575
Due from brokers and clearing organizations	5,485,366
Securities owned, at fair value	838,721
Furniture and equipment, net of accumulated depreciation of $979,099	281,709
Receivables from affiliates and other assets	980,003
	$ 37,873,579

December 31, 2001

Liabilities and Partners' Capital

Liabilities:

Due to brokers and clearing organizations	$ 2,077,100
Customer payables	11,531,437
Accrued expenses	2,379,347
Anticipated partners' withdrawals	856,093
Total liabilities	16,843,977

Commitments and contingencies

Partners' capital	21,029,602
	$ 37,873,579

See accompanying notes to financial statement.

1. **Summary of Significant Accounting Policies**

   <u>Organization and Business</u>

   AVM, L.P., (the "Partnership") is a broker/dealer trading primarily in U.S. government and other fixed income securities. The Partnership is registered with the Commodity Futures Trading Commission as an Introducing Broker ("IB") and conducts its futures interest business with other brokers/dealers on a fully disclosed basis. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

   <u>Securities</u>

   Securities are recorded at fair value on a trade date basis. Quoted market prices are used as the fair values of securities owned. If quoted market prices are not available, fair values are estimated by Management on the basis of dealer quotes, pricing models, or quoted prices for financial instruments with similar characteristics.

   <u>Repurchase and Reverse Repurchase Agreements</u>

   Repurchase and reverse repurchase agreements (i.e. securities sold under agreements to repurchase and securities purchased under agreements to resell, respectively) are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements.

   <u>Furniture, Equipment and Depreciation</u>

   Furniture and equipment are stated at cost and depreciated over estimated useful lives of five years using an accelerated method.

<table>
<tr><td>1.</td><td>Summary of Significant Accounting Policies
(Concluded)</td><td>

<u>Income Taxes</u>

No provision for federal income taxes has been made since the income of the Partnership is not taxable to the Partnership, but is included in the income tax returns of the individual partners.

<u>Capital Withdrawals</u>

Capital withdrawals anticipated within the month following the date of the financial statements are recorded as a liability of the Partnership.

<u>Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

</td></tr>
<tr><td>2.</td><td>Segregated Cash</td><td>Cash segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission represents funds deposited by customers as a result of trades or contracts.</td></tr>
<tr><td>3.</td><td>Securities Owned</td><td>Securities owned consist of trading and investing securities at fair values, as follows:</td></tr>
</table>

December 31, 2001

U.S. government agency debt	$	671,972
Mortgage-backed securities		57,644
Other		109,105
	$	838,721

4. Partnership Agreement

At December 31, 2001, the Partnership consists of a general partner, AVM Associates LLC ("Associates"), a Florida limited liability company, and Class A limited partnership interests.

Associates receives a preferred return in appreciation of net assets of the Partnership as a fee for management of the Partnership's affairs. The balance of appreciation in net assets is allocated among the partners in accordance with the provisions of the Partnership agreement.

The term of the Partnership is through December 31, 2025.

5. Trading Activities

The Partnership enters into various transactions involving derivatives and other off-balance sheet financial instruments including financial futures contracts, over the counter options, mortgage-backed to-be-announced securities ("TBA securities"), securities purchased and sold on a when-issued basis ("when-issued securities") and swaps. These off-balance sheet financial instruments are held for trading purposes and are subject to varying degrees of market and credit risk.

At December 31, 2001, the contractual or notional amounts related to these financial instruments were as follows (dollars in thousands):

TBA and when-issued securities

Commitments to purchase	$ 2,069,100
Commitments to sell	2,069,100

Options

Purchased	372,000

The Partnership is also a party to offsetting swap agreements as discussed in Note 6.

6. Related Party Transactions

The Partnership enters into transactions (including the purchase and sale of securities, and financing transactions in the form of repurchase and reverse repurchase agreements) with partners of the Partnership and parties and entities affiliated with the Partnership. Certain cash is deposited with an affiliated financial institution (see Note 7). The approximate amounts relating to other affiliated transactions are as follows:

December 31, 2001

Other assets	$ 924,000
Customer payables	7,499,000

The Partnership is a party to two swap agreements maturing January 8, 2002. Under one agreement, the Partnership receives the total return on a U.S. Treasury bond with a notional amount of $50,200,000 maturing August 15, 2026 and pays a floating rate. The Partnership has entered into an offsetting swap with a member of Associates under which it receives an equal floating payment and pays an equal total return payment. Under the second swap agreement, the Partnership receives a floating rate and pays the total return on a U.S. Treasury bond with a notional amount of $50,000,000 maturing February 15, 2031. The Partnership has entered into an offsetting swap with a member of Associates under which it receives an equal total return payment and pays an equal floating payment.

Additionally, the Partnership has loaned a member of Associates $154,000 under a reverse repurchase agreement, collateralized with an asset backed security valued at $231,000. The loan is included in receivables from affiliates and other assets.

7.	**Financial Instruments with Off-Balance Sheet Risk**	In the normal course of business, the Partnership executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transactions. In the normal course of business, the Partnership deposits with lending institutions, securities it owns and securities owned by others which it holds, as collateral for its borrowings. Additionally, the Partnership loans, to brokers and dealers, securities and receives cash or other collateral. If a lending institution or broker or dealer does not return the securities, the Partnership may be obligated to purchase the securities in order to return them. In such circumstances, the Partnership may incur a loss equal to the amount by which the market value of the securities on the date of nonperformance exceeds the amount of the loan from the institution or the collateral from the broker or dealer.

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

At December 31, 2001, cash totaling $12,090,575 is deposited with a financial institution that is affiliated by common control. The amount on deposit exceeded the federally insured limit. Such balance was reduced to $557,871 on January 2, 2002. Additionally, at December 31, 2001 the Partnership has $17,561,543 deposited with a major international bank.

8.	**Commitments and Contingencies**	The Partnership has an arrangement with its clearing bank which, among other things, provides a line of credit collateralized by securities, and bears interest at floating rates. At December 31, 2001, the Partnership has no borrowings under this arrangement.

8.	**Commitments and Contingencies** (Concluded)	The Partnership has a non-contributory profit sharing plan and a money purchase pension plan covering substantially all employees who meet specific age and service requirements. The profit sharing plan provides for annual contributions at the discretion of the partners but may not exceed 15 percent of eligible employee compensation. The money purchase pension plan provides for mandatory annual contributions of 10 percent of eligible employee compensation.
9.	**Regulatory Net Capital Requirements**	Pursuant to the Uniform Net Capital Rule of the Securities Exchange Act of 1934, and CFTC Rule 1.17 the Partnership is required to maintain minimum net capital, as defined. The Partnership has elected to use the alternative method permitted by the rules in computing minimum net capital. Such method requires that the Partnership maintain minimum net capital equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions. The Partnership is required to notify its governing regulatory agencies if net capital falls below $375,000. Net capital may fluctuate on a daily basis. At December 31, 2001, the Partnership's net capital and net capital requirement are $16,474,732 and $250,000, respectively.
10.	**Tax Examination**	The Partnership's tax returns for the years 1997 and 1998 are being examined by the Internal Revenue Service ("IRS"). The IRS has indicated that it is likely to propose material adjustments with respect to the two years. However, the matter is still under discussion and no formal proposal (a "sixty-day letter") has been issued. Accordingly, at the present time, it is not possible to predict with any certainty what adjustments, if any, will be proposed, the extent to which the Partnership will contest proposed adjustments, or the likely outcome of any such contests. It should also be noted that any final adjustments will constitute liabilities of the partners of the Partnership, not liabilities of the Partnership itself. However, such adjustments could indirectly have a material impact the Partnership.

| 11. | Audited Financial Statement | The 2001 audited Statement of Financial Condition of AVM, L.P., pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934, is available for customers' inspection at the Partnership's main office located in West Palm Beach, Florida, at the principal office of the Securities and Exchange Commission in Washington, D.C. and at the Regional Office of the Securities and Exchange Commission in Miami, Florida. |

Independent Auditors' Report
on Internal Control
Required by SEC Rule 17a-5
and CFTC Regulation 1.16

To the Partners
AVM, L.P.
West Palm Beach, Florida

In planning and performing our audit of the financial statements of AVM, L.P. (the "Partnership") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the minimum financial requirements pursuant to Regulation 1.17; (2) in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations or the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC because the Partnership does not carry customer commodity accounts.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of these practices and procedures listed in the preceding paragraph.

**Independent Auditors' Report
on Internal Control
Required by SEC Rule 17a-5
and CFTC Regulation 1.16
(Continued)**

Because of inherent limitations in internal control on the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and are considered adequate by the CFTC for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the use of management, the Commodity Futures Trading Commission, the National Futures Association, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Certified Public Accountants

West Palm Beach, Florida
January 31, 2002

15

AVM, L.P.
(an Illinois limited partnership)

Statement of Financial Condition
December 31, 2001

AVM, L.P.
(an Illinois limited partnership)

Contents